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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 4)

                           CASELLA WASTE SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    147448104
                                 --------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [X] Rule 13d-1(d)

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CUISIP No. 147448104                        13G                Page 2 of 6 Pages

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1.             Names of Reporting Persons

               I.R.S. Identification No. of Above Persons (Entities Only)


               Douglas R. Casella

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2.             Check the Appropriate Box if a Member of a Group*         (a)[ ]
                                                                         (b)[ ]

               Inapplicable
-------------- -----------------------------------------------------------------
3.             SEC Use Only

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4.             Citizenship or Place of Organization

               United States of America

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     Number of        5.    Sole Voting Power
       Shares                                                         1,389,650
                      ----- ----------------------------------------------------
    Beneficially      6.    Shared Voting Power

      Owned By                                                            1,600
                      ----- ----------------------------------------------------
        Each          7.    Sole Dispositive Power
     Reporting                                                        1,389,650
                      ----- ----------------------------------------------------
    Person With       8.    Shared Dispositive Power

                                                                          1,600

--------------------- ----- ----------------------------------------------------
9.             Aggregate Amount Beneficially Owned by each Reporting Person

               1,391,250 shares (Consists of the following: (a) 557,050 shares of Class A Common Stock; (b) 494,100 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the conversion of Class B Common Stock;
               (c) 305,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the exercise of options; (d) 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the exercise of warrants; and (e) 1,600 shares of Class A Common Stock held in irrevocable trusts for the benefit of Mr. Casella's children).

-------------- -----------------------------------------------------------------
10.            Check Box if the Aggregate Amount of Row (9) Excludes        [ ]
               Certain Shares*

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11.            Percent of Class Represented by Amount in Row 9

               5.9%

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12.            Type of Reporting Person*

               IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUISIP No. 147448104                        13G                Page 3 of 6 Pages


ITEM 1(a).        NAME OF ISSUER:

                  Casella Waste Systems, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  25 Greens Hill Lane, Rutland, Vermont 05701

ITEM 2(a).        NAME OF PERSON FILING:

                  Douglas R. Casella

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      Douglas R. Casella
                      c/o Casella Waste Systems, Inc.
                      25 Greens Hill Lane
                      Rutland, Vermont  05701

ITEM 2(c).        CITIZENSHIP:

                  United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $.01 per share

ITEM 2(e).        CUSIP NUMBER:

                  147448104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable

ITEM 4.           OWNERSHIP.*

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                      (a)  Amount Beneficially owned: 1,391,250

                           Consists of the following: (a) 557,050 shares of Class A Common Stock; (b) 494,100 shares of Class A Common Stock which

* As of December 31, 2001

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CUISIP No. 147448104                        13G                Page 4 of 6 Pages


                           Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the conversion of Class B Common Stock; (c) 305,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the exercise of options; (d) 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the exercise of warrants; and (e) 1,600 shares of Class A Common Stock held in irrevocable trusts for the benefit of Mr. Casella's children. Mr. Casella does not have voting or investment power of such trust shares and disclaims beneficial ownership thereto.

                      (b)  Percent of class: 5.9%

                      (c)  Number of shares as to which such person has:

                             (i)     Sole power to vote or to direct the vote:
                                     1,389,650

                             (ii)    Shared power to vote or to direct the vote:
                                     1,600

                             (iii) Sole power to dispose or to direct the disposition of: 1,389,650

                             (iv) Shared power to dispose or to direct the disposition of: 1,600

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  The trustee of the irrevocable trusts referred to in Item 4(a) above has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,600 shares of Class A Common Stock subject to such trusts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Inapplicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable

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CUISIP No. 147448104                        13G                Page 5 of 6 Pages



ITEM 10. CERTIFICATIONS.

                  Inapplicable

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CUISIP No. 147448104                        13G                Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   /S/ DOUGLAS R. CASELLA
                                                   -----------------------
                                                   Douglas R. Casella


                                                   FEBRUARY 14, 2002
                                                   -----------------
                                                   Date